

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2023

Jiandong (Peter) Xu
President
Denali SPAC Holdco, Inc.
437 Madison Avenue, 27th Floor
New York, NY 10022

> **Re: Denali SPAC Holdco, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 31, 2023**
> **File No. 333-270917**

Dear Jiandong (Peter) Xu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 25, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-4

Questions and Answers, page xiv

1. Include a separate Question and Answer to highlight that Longevity was recently formed, currently has no significant assets and that the closings of the acquisitions are subject to the completion of this Business Combination.

Q: Is the completion of the Merger subject to any conditions?, page xv

2. We note your response to comment 1 and reissue the comment in part. You state that "the terms of the Merger Agreement provide that each of Denali and Longevity may waive any of the conditions to Closing in the Merger Agreement that are provided for their respective benefit, subject to compliance with applicable law and the Cayman

Constitutional Documents." Please revise your disclosure on page 6, and elsewhere throughout the registration statement, as appropriate, to clarify with greater specificity for each closing condition whether it may be waived and by which party. As examples, revise to clarify if Longevity's acquisitions and the listing approval from Nasdaq are waivable conditions.

Q: What are the material U.S. federal income tax consequences as a result of the Business Combination?, page xvi

3. We note your response to comment 2 and reissue the comment. The tax opinion should address and express a conclusion for each material federal tax consequence. If you are unable to revise the tax opinion because there is significant uncertainty relating to the conclusion, then revise to focus your disclosure on the possibility that the merger is likely to be a taxable event for U.S. holders and explain why. Additionally, with reference to your disclosure on pages 43 concerning your likely status as a PFIC, please note that counsel's opinion should consider this PFIC status and also address whether the merger qualifies or does not qualify as a "reorganization" within the meaning of Section 368 of the Code. For additional guidance concerning assumptions and opinions subject to uncertainty, refer to Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Summary of the Proxy Statement/Prospectus
Interests of Denali's Directors and Executive Officers in the Business Combination, page 16

4. We note your response to comment 11 and reissue the comment. In your revised disclosure, you state that "[t]he Denali Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in reaching the determination to approve the terms of the Business Combination and in recommending to Denali's shareholders that they vote to approve the Business Combination." While this disclosure states that the Board did consider these conflicts of interests, it does not clarify how they considered those conflicts in negotiating and recommending the business combination. Please revise.

Unaudited Pro Forma Condensed Combined Financial Information
Other Financing and Reorganization Events, page 90

5. We note your disclosure that Holdco is currently pursing a PIPE financing in order to raise additional capital in an amount sufficient to ensure the Minimum Cash Condition is satisfied at Closing. We also note that there is no commitment for the additional financing from the PIPE Investment but management believes it is probable that the estimated $37 million needed to meet the Minimum Cash Condition will be raised. Please address the following:
   • Revise to disclose why you believe the PIPE Financing is probable and the impact to this transaction if the funds are not raised.
   • Explain to us your basis for including these funds in your pro forma financial information considering there is no commitment.

- Explain how the Unaudited Pro Forma Condensed Combined Balance Sheet at March 31, 2023 on page 96 that includes the $37 million PIPE Investment meets the Minimum Cash Condition of at least $30 million in the Maximum Redemption Scenario.

Background of the Business Combination, page 126

6. We note your response to comment 19 and your revised disclosure throughout the "Background of the Business Combination" section and we reissue the comment in part. We also note that in your response to comment 27 you state that "all valuations or other material information provided to potential PIPE investors has been publicly disclosed," however, you do not discuss any negotiation or marketing process for the Proposed PIPE transaction here. Please revise the Background section to detail the negotiations concerning key aspects of the Proposed PIPE transaction, including the negotiation and marketing processes. Each proposal (preliminary or otherwise) and counterproposal concerning a material transaction term of the Proposed PIPE transaction should be described and the proposing party identified.

7. We note your response to comment 20 and your revised disclosure, in particular on pages 130-131, discussing how the equity valuation evolved from $150 million to $128 million. We also note that you discuss briefly on page 132 the press release and investor presentation that were made public on January 26, 2023 following execution of the Merger Agreement. In this press release and the investor presentation, you state that the "pro forma equity valuation of approximately $236.2 million of the Combined Company, assuming no redemptions of Denali public shares by Denali's public shareholders" Please revise your disclosure to address the basis of this equity valuation and explain the discrepancy between this equity valuation as announced on January 26, 2023 and the equity valuation of $128 million.

8. We note your response to comment 24 and your revised disclosure on page 127 and reissue the comment in part. Please revise your disclosure to explain how and when the management team proceeded from seventeen targets down to seven targets, including an explanation for why ten companies were eliminated as potential targets. In addition, please revise your disclosure with respect to Company A to clarify why the company was eliminated as a potential target. Your disclosure in this section should provide shareholders with an understanding of why other target companies were not ultimately chosen as business combination partners.

9. We note your response to comment 26 and your revised disclosure on page 129 that on October 12, 2022, "senior management of Longevity provided Denali with an overview of the structure of the projection information and where to find the assumptions within the file provided." Please revise to clarify what is meant here by "the structure of the projection information" and whether specific financial projections were provided at this time. Please also clarify whether this projection information and the assumptions provided on October 12, 2022 were materially changed at later points during the discussion. For

example, we note you state that target projection models were discussed also on
December 1, 2022.

Projected Financial Information, page 133

10. We note your disclosure on page 134 that "[t]he projections presented below are for a ten-
year period which was selected in order to show projections of potential future revenues
for all product candidates." Revise to disclose whether, and if so, why, the Board and
Management considered these projections reasonable considering the clinical stage
operations of the target companies and the extended period of the projections. In this
regard, address the reasonableness of ten-year projections for revenues related to products
which are in clinical stage and have not yet received FDA approval. Discuss how the ten-
year projected time period was selected and provide a basis for the statement that the ten-
year projections provide a "meaningful" discounted cash flow analysis.

11. We note your response to prior comment 30 and reissue the comment in part. Please
expand your disclosures to provide additional information surrounding the material
assumptions and estimates underlying the financial projections to provide investors with
sufficient information to evaluate the projected financial information. Please address the
following:

- For each product candidate, disclose the underlying projections and assumptions.
  Identify the geographical sales territories for the projected product revenues and the
  specific projected market adoption rates and realized pricing in each sales territory to
  help provide additional insight into the range in these rates underlying the revenue
  projections. Explain how the market adoption rates and projected realized pricing in
  each territory were determined.
- For each product candidate, disclose the basis for the number of treatable cases.
- Disclose any assumptions made regarding the impact of competition, including the
  possibility of new market entrants, and any other factors or contingencies that would
  affect the projections from materializing.
- You disclose that Longevity management prepared the Projections in October 2022
  and were shared with Denali management on November 1, 2022. Disclose whether
  these projections still reflect management's views on future performance and whether
  management considered obtaining updated projections.
- Clarify whether the ten-year time span was a consideration in the Board's assessment.

Information About Longevity, page 202

12. We note your response to prior comment 37. Revise to highlight at the forefront of this
section to make clear that Longevity was recently formed and you have presented the
information with respect to Denali's three acquisitions targets to assume that the
transactions have closed, although there is no assurance that these transactions will close.
Additionally, clarify, if true, that the closing of each of the acquisitions is conditioned
upon the other.

Ophthalmology
LBI-001- Retinal Vein Occlusion (RVO), page 203

13.   We note your response to comment 37 and reissue the comment in part. Please revise your disclosure here, or elsewhere in the registration statement, as appropriate, to discuss material differences in the processes between submitting a supplement to the current IDE or submitting a new IDE to the FDA.

License Arrangements, page 229

14.   We note your response to comment 41 and reissue the comment in part. With respect to the JHU agreement, please quantify the up-front payment paid to JHU. With respect to the UAMS License, please quantify the up-front payment paid and the aggregate amounts of all potential milestone payments. With respect to the Doheny License, please quantify the license issuance fee. With respect to the UO License, please quantify the up-front payment. Please also clarify for each up-front payment or license issuance fee whether payment has already been made.

Novokera LLC Financial Statements
Note 1 - Organization and Description of Business, page F-134

15.   We note your response to comment number 52. Please revise the disclosure to explain why you have not included financial statements as of December 31, 2021 and for the period ended December 31, 2021, similar to your response.

General

16.   We note your response to comment 53 and reissue in part. When available, disclose the beneficial ownership information of Haiyin Capital. We may have additional comments upon review of your response.

You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Andy Tucker